

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 5, 2008

Mr. Malcolm W. Sherman
Executive Vice President and Principal Executive Officer
Delta Mutual, Inc.
111 North Branch Street
Sellersville, PA 18960

   Re: **Delta Mutual, Inc.**
     Item 4.02 Form 8-K
     Filed November 20, 2008
     File No. 0-30563

Dear Mr. Sherman:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        Sincerely,

        Adam Phippen
        Staff Accountant